

October 22, 2021

J. Scott Burrows
Chief Financial Officer
Pembina Pipeline Corporation
Suite 4000
585 8th Avenue S.W.
Calgary, Alberta
Canada T2P 1G1

       Re: Pembina Pipeline Corporation
           Form 40-F for the Fiscal Year Ended December 31, 2020
           Filed February 25, 2021
           File No. 001-35563

Dear Mr. Burrows:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Energy & Transportation